Exhibit 99.16

Weather Investments II S.à r.l.
12 Rue Guillaume Kroll
L-1882 Luxembourg
Grand Duchy of Luxembourg

The Supervisory Board                                                                                     May 18, 2012
VimpelCom Ltd.
Augie K. Fabela II;
Jon Fredik Baksaas;
Andrei Baranov;
Mikhail M. Fridman;
Kjell Morten Johnsen;
Hans Peter Kohlhammer;
Leonid R. Novoselsky;
Alexey M. Reznikovich; and
Ole Bjorn Sjulstad;
c/o Mr. Augie K. Fabela II, Chairperson
SOM 2 Bld., Floor 2
Claude Debussylaan 15
1082 MC, Amsterdam
The Netherlands

Telenor East Holding II AS
Snarøyveien 30
N-1331 Fornebu
Norway

Altimo Coöperatief U.A.
Teleportboulevard 140
1043 EJ Amsterdam
The Netherlands

Ladies and Gentlemen:

As the expected time for convening the 2012 Annual General Meeting of VimpelCom Ltd. (“VimpelCom” or the “Company”) approaches, Weather Investments II S.à r.l. (“Weather II”) notes with great concern the broken state of corporate governance of VimpelCom.

Background

VimpelCom began its existence as a company under the dominance of two shareholder groups, those of Altimo Coöperatief U.A. and its affiliates (“Altimo”), on the one hand, and of Telenor East Holding II AS and its affiliates (“Telenor”), on the other. On October 4, 2009, VimpelCom, Altimo and Telenor entered into a Shareholders Agreement (the “Shareholders Agreement”), providing for certain rules relating to the composition of the Supervisory Board of VimpelCom, preventing access to the Supervisory Board of shareholders representing the interests of the public float.

The inappropriateness of the Shareholders Agreement in the context of a major, international listed company quickly became apparent at the time of our April 2011 transaction with VimpelCom, in which we obtained, in exchange for the contribution to VimpelCom of its present Italian, African and South Asian businesses, common shares and convertible preferred shares giving us 29.4% of the voting rights in the Company. In spite of the importance of this stake, the Shareholders Agreement provided for no representation for Weather II on the Supervisory Board of the Company, a situation that continues to this day.

The situation was so inequitable and contrary to basic corporate governance rules that even the beneficiaries of the Shareholders Agreement, Altimo and Telenor, came to acknowledge the need for a fairer and more modern system of corporate governance. On April 15, 2011 (the date of the closing of our transaction with VimpelCom), Altimo issued a press release stating that it intended to trigger the termination of the Shareholders Agreement, “in a move designed to ensure proportional rights for all minority shareholders in the Company and avoid further destabilizing conflicts between major shareholders.” At the time, Evgeny Dumalkin, Vice President of Altimo, said that following our transaction with the Company, “VimpelCom becomes a global leading telecommunications company and its corporate governance rules now need to adequately protect its diverse shareholders base.”

Indeed, on June 10, 2011, Altimo sold a portion of its convertible preferred shares, thereby bringing its ownership in the Company to a level that triggered the termination of the Shareholders Agreement. Telenor challenged the termination of the Shareholders Agreement through arbitration against Altimo and VimpelCom, thereby prolonging the uncertainty weighing on the governance of the Company.

At the time of our February 2012 agreement with Telenor involving the sale of 234 million convertible preference shares, Telenor agreed to withdraw its challenge to the termination of the Shareholders Agreement and to implement short-term measures to rebalance the Supervisory Board so as to reflect the Company’s shareholder base. At the time, Telenor’s Chief Executive Officer praised the transaction stating that “it will enable a more normal corporate governance situation in VimpelCom.” Telenor’s public statements signaled, we hoped, a commitment to move away from a system of governance that disadvantaged minority shareholders in the Company.

As confirmed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, the Shareholders Agreement terminated on December 10, 2011. Upon such termination, Section B of the Company Bye-laws (the “Section B Bye-laws”)—which treat all shareholders equally, and which provide for a cumulative voting system guaranteeing proportional representation on the Supervisory Board—came into effect. The Company has thus the possibility—indeed, the legal obligation—to commence a new phase of its existence, with a modern, open and fair system of corporate governance that can prevent the paralysis of the Company arising from the byzantine disputes between Telenor and Altimo. We, like all other shareholders representing the public float of VimpelCom, expect nothing less than a quality system of governance from a New York Stock Exchange-listed company.

Recent developments

In light of these prior public commitments and in light of the opportunities presented by the coming into effect of the Section B Bye-laws, we are extremely concerned by the inaction of the Supervisory Board. To our knowledge, no action has yet been taken to plan the Annual General Meeting.

In addition to that, the recent legal actions brought by Russia’s Federal Anti-Monopoly Service (“FAS”) in Russian courts are remarkable both in their substance and their procedural aspects:

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They are based on the premise that Telenor has acquired control over VimpelCom, which has no basis in fact and would represent a prejudice to the interests of all shareholders representing the public float, including Weather II in the first instance.

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The breadth of the relief sought by the FAS in Russian courts is unprecedented. We are particularly surprised by the FAS request to reinstate the Shareholders Agreement and the request for interim measures—which have been granted by the Moscow Arbitrazh Court on an ex parte basis without giving a chance to Weather II to present its defense—preventing us from voting in favor of changes in the composition the Company’s Supervisory Board. As you know, the FAS also sought—and obtained—an interim ruling preventing changes to the board of directors of OJSC VimpelCom, one of the Company’s largest subsidiaries, and preventing shareholders’ approval of OJSC VimpelCom’s major or interested party transactions.

The threat of the actions of the FAS to the interests of the Company and to minority shareholders is clear. The claims:

•	limit the ability of the Company to manage one of its most important assets for a period that could easily last well into 2013;

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reintroduce the threat of the reinstatement of the Shareholders Agreement, which is not only obsolete but also in complete contradiction with the Company Bye-laws. This creates the possibility of chaos as regards the basic functioning of the Company;

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will undoubtedly depress the VimpelCom share price as we approach the beginning of the conversion period for the preference shares initially subscribed by Altimo. (Conveniently, the first hearing on the merits of the FAS claims is scheduled close to the beginning of the conversion period.) This will minimize the conversion proceeds to the Company and dilute all other shareholders if the preference shares are converted into common shares.

In light of these threats, the absence of any factual support for FAS’ claims and the relief requested by the FAS, the members of the Supervisory Board have a fiduciary obligation to act immediately to vigorously defend VimpelCom against the claims brought by the FAS. Unfortunately, aside from an intervention to prevent a total prohibition on the voting of shares in OJSC VimpelCom (including with respect to the approval of dividends), during the pendency of the claims, we are aware of no such action by the Supervisory Board or VimpelCom management. In particular, the Supervisory Board, which is well aware of the dynamics of its functioning, should forcefully represent to the FAS the basic truth that no shareholder or group of shareholder controls the Company.

The way forward

Weather II believes that it is in the best interests of the Company and its minority shareholders to implement at last an open system of governance as contemplated by the Section B Bye-laws. These Bye-laws will permit a composition of the Supervisory Board that fairly represents all shareholders, and will prevent any current shareholder group from establishing control over the company. This will reinforce the case to be made to the FAS regarding the absence of any controlling shareholder group. This will also prevent the Company from becoming again hostage to shareholder disputes.

As a minority shareholder we are also keen to unlock the frozen state of Supervisory Board representation so as to permit open and fair contests for corporate control. This is the only way to allow all shareholders to share any control premium should any shareholder seek to obtain control of the Company, and should help reverse the recent slide in the VimpelCom share price.

Consequently:

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Weather II demands that the Supervisory Board convene the 2012 Annual General Meeting of VimpelCom as promptly as possible in the month of June, as was the case for 2011, so as to allow for the election of a new Supervisory Board under the open and equitable system of governance contemplated by the Section B Bye-laws and propose a slate of directors for election that fairly reflects the composition of the Company’s shareholder base; and

•	Weather II also demands that the Company vigorously defend itself against the claims recently brought by the FAS.

With respect to the Moscow Arbitrazh Court interim measures referred to above, we note that the Company is not bound by any of the interim measures relating to the governance of VimpelCom, and that the interim measures have no binding effect outside the Russian Federation. In matters relating to the election of the Supervisory Board, the Company is bound to respect the applicable provisions of the Bermuda Companies Laws and the Section B Bye-laws.

We understand that the Supervisory Board is scheduled to meet on May 30, 2012 and look forward to learning of your proposed actions in response to these requests.

Yours faithfully,

Naguib Sawiris

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